Atento Reports Fiscal 2019 Second Quarter Results

Solid financial results on normalized basis, highlighted by sequential improvements in revenue and profitability

Tracking against plan and reiterating 2019 guidance

Positive cash flow generation, despite extraordinary items and acquisitions

Share buybacks resumed

-	Revenue up 2.5% YoY in Q2, primarily driven by 3.4% sales growth in Brazil as well as 5.7% sales increase in EMEA. On a sequential basis, revenues grew by 2.7%
-	Multisector revenue rises 7.3% in Q2, with Brazil increasing 7.2%, further diversifying our revenues
-	Higher value-added solutions revenues increase to 27.9% of total sales in YTD 2019, a 2.2 p.p. expansion compared to 25.7% in 2018
-

Reported EBITDA margin of 9.6% including negative $13.0 million of extraordinary items related to the adjustment plan and a $16.0 million positive effect from IFRS 16. Excluding these effects, EBITDA margin would have been 9.0% in Q2. On a sequential basis, normalized EBITDA increased by 16%

-	Brazil profitability up 1.2 p.p. to 9.8%, excluding extraordinary items and effects of IFRS 16, reflecting positive results of the adjustments made in 2018 and improved revenue mix
-	Reported EPS of negative $0.09 and Recurring EPS of negative $0.01; excluding the extraordinary items, recurring EPS was $0.10
-

Free cash flow before interest and acquisitions of $24.6 million, versus negative $38.1 million in Q1 2019; positive FCF of $5.1 million despite negative impact of extraordinary items in EBITDA and acquisition of remaining stakes in Interfile and RBrasil

-

Net debt at $571.5 million, includes $165.7 million effect of IFRS 16, with net leverage at 3.3x. Net leverage of 2.9x when excluding the effect of IFRS 16 and 2.4x excluding both extraordinary items and effect of IFRS 16

-	Share buyback resumed in late June: 214k shares acquired in Q2 for a total amount of $0.5 million

NEW YORK, July 30, 2019 -- Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its second-quarter operating and financial results. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless noted otherwise, and may differ from 6-K due to certain intra-group eliminations.

Summary

($ in millions except EPS)	Q2 2019	Q2 2018	CCY Growth	YTD 2019	YTD 2018	CCY Growth
Income Statement
Revenue	441.1	473.4	2.5%	877.8	963.8	2.2%
EBITDA (1)	42.6	49.1	-6.7%	84.5	98.8	-5.0%
EBITDA Margin	9.6%	10.4%	-0.7p.p.	9.6%	10.3%	-0.6p.p.
Net Income (2)	(6.6)	4.0	n.m.	(52.2)	2.4	n.m.
Recurring Net Income (2)	(1.1)	14.8	n.m.	(7.2)	22.1	n.m.
Earnings Per Share (2)	(0.09)	0.05	n.m.	(0.70)	0.03	n.m.
Recurring Earnings Per Share (2)	(0.01)	0.20	n.m.	(0.10)	0.30	n.m.
Cashflow, Debt and Leverage
Free Cash Flow (3)	24.6	43.3		(13.5)	6.9
Cash and Cash Equivalents	116.6	106.4
Net Debt	571.5	372.9
Leverage (x)	3.3	1.7

(1)        EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

(2)        Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings Per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the three months period ended June 30, 2019, were calculated considering the weighted average number of ordinary shares of 74,228,994 and for the six months period ended June 30 were calculated considering the weighted average number of ordinary shares of 74,208,691. For the three months period ended June 30, 2018 and for the six months period ended June 30, 2018, the number of ordinary shares was 73,909,056. Recurring Earnings and EPS attributable to Owners of the parent company

(3)        We define Free Cash Flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

Message of the CEO and CFO

Carlos López-Abadia, Atento´s Chief Executive Officer, commented, “We delivered solid second quarter results on a run-rate basis, along with encouraging sequential revenue and margin improvements. In light of Atento’s year-to-date results and the early progress being made under our transformation plan, we have resumed share repurchases and are reiterating our 2019 guidance. The progress made thus far strengthens our conviction in Atento’s long-term potential and in the strategy we are setting to leverage our Company’s many assets in order to capture the numerous growth opportunities rapidly emerging in the CRM/BPO market. We remain disciplined in executing our near- and long-term priorities to build a basis for achieving this goal and ultimately delivering sustainable, predictable income growth and greater shareholder value.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, “We are pleased with the growth in our Multisector sales across all regions, which rose to 63% of total sales at the end of the second quarter, further diversifying our revenue mix. We are encouraged that our flagship operation in Brazil signals that the adjustment plan we implemented in 2018 is bearing fruits, with year-on-year margin expansion. We continue to see challenging environments in some of the countries of our Americas operations, but we are confident that our business will normalize in the year end and achieve a healthy run rate going into 2020. We generated positive cashflow in the quarter, which will help fund the investments necessary to continue transforming the business. The successful $100 million bond retap that we completed in early April increases our financial flexibility to execute our plan and demonstrates the confidence that investors have in the long-term prospects of our business.”

Second Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year (YoY) and in constant-currency (CCY).

Atento’s Consolidated revenues increased 2.5% to $441.1 million in the second quarter of 2019, with Multisector sales up 7.3%, Brazil revenues grew 3.4%, while the Americas reported flat revenues and EMEA sales increased 5.7%. On a sequential basis, consolidated revenues grew 2.7%.

In YTD 2019, Atento’s Consolidated revenues rose 2.2% to $877.8 million, primarily driven by 4.8% sales growth in Brazil and 5.5% increase in EMEA sales, partially offset by the 1.3% revenues declined in Americas. Multisector sales increased 7.3% in the first six months of 2019.

Revenue growth in the quarter and year-to-date was predominantly driven by higher volumes, mainly from the ramp up of new contracts acquired throughout 2018 in the financial vertical and with digital born companies in Brazil, combined with higher volumes in EMEA in both Multisector and with Telefónica. In the Americas region, revenues were boosted by higher volumes in Chile and Colombia, offset by a still challenging business environment in Mexico and lower Telefónica revenues in Peru.

Total Multisector revenues increased 7.3% in Q2, and 5.9% YTD, further diversifying Atento’s revenue stream and reaching 63.0% of total sales in the second quarter of 2019. Multisector growth in the quarter was fueled by a 7.8% increase in Brazil, a recovery in the Americas, which increased 6.2% in Q2 versus a 2.7% decline in Q1, and an 8.3% increase in EMEA. On a sequential basis, Multisector sales grew 2.7%.

Revenues from higher value-added solutions were 27.9% of total sales in the quarter, versus 25.7% in YTD 2018.

Revenues from Telefónica dropped 4.5% in the quarter, primarily due to decreases of 5.0% in Brazil and 8.3% in Americas (mainly in Peru), partially offset by higher volumes in EMEA. Atento remains Telefónica’s reference partner for CRM/BPO services. For the first six months of 2019, revenues from Telefónica decreased 2.8%.

In the second quarter of 2019, reported EBITDA decreased 6.7% to $42.6 million and includes a $16.0 million positive effect related to the initial application of IFRS 16 and a negative $13.0 million in extraordinary items related to adjusting operations and improving efficiencies. The EBITDA margin was 9.6%, a 70 basis points decrease on a YoY comparison. Excluding the positive effect of IFRS 16 and the negative effect of the extraordinary items, the EBITDA margin would have been 9.0%, an improvement of 70 basis points on a sequential basis, with Brazil, the Americas and EMEA at 9.8%, 8.9% and 6.2%, respectively.

The reported EBITDA on a six-month basis decreased 5.0% to $84.6 million and includes a $29.7 million positive effect related to the initial application of IFRS 16 and a negative $21.4 million in extraordinary items. The YTD EBITDA margin was 9.6%, a 60 basis points decrease versus last year. Excluding the positive effect of IFRS 16 and the negative effect of the extraordinary items, the EBITDA margin would have been 8.7%, with Brazil, the Americas and EMEA at 10.1%, 8.9% and 7.2%, respectively.

Earnings per share was a negative $0.09 in Q2, with recurring EPS of negative $0.01. When excluding the negative $13.0 million in extraordinary items and other non-recurring impacts, recurring EPS was positive $0.10.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

($ in millions)	Q2 2019	Q2 2018	CCY growth	YTD 2019	YTD 2018	CCY growth
Brazil Region
Revenue	210.4	221.2	3.4%	428.7	460.1	4.8%
Adjusted EBITDA	26.5	19.1	49.8%	54.3	45.5	32.1%
Adjusted EBITDA Margin	12.6%	8.6%	4.0 p.p	12.7%	9.9%	2.8p.p.
Operating Income/(loss)	(2.9)	(2.8)	13.0%	(8.9)	(4.0)	142.2%
Americas Region
Revenue	171.8	193.5	0.0%	333.5	384.1	-1.3%
Adjusted EBITDA	18.6	26.1	-24.4%	32.7	47.1	-25.3%
Adjusted EBITDA Margin	10.8%	13.5%	-2.7p.p.	9.8%	12.3%	-2.5p.p.
Operating Income/(loss)	0.4	7.6	-96.8%	(7.2)	9.5	n.m.
EMEA Region
Revenue	61.2	61.4	5.7%	123.3	125.3	5.5%
Adjusted EBITDA	5.5	6.0	-3.8%	11.8	11.0	12.5%
Adjusted EBITDA Margin	9.0%	9.7%	-0.7p.p.	9.6%	8.8%	0.8p.p.
Operating Income/(loss)	4.2	0.3	n.m.	0.2	0.7	-70.0%

Brazil

Atento’s flagship operation delivered 3.4% revenue growth in the second quarter of 2019 to $210.4 million mainly driven by a 7.2% increase in Multisector revenues. YTD, revenues increased 4.8%, with Multisector sales up 7.8% and, expanding 1.9 p.p. to 71.0% of sales in Brazil. On a sequential basis, Multisector revenues in Brazil expanded 1.7%.

Financial services clients were the largest source of Multisector sales in Brazil, with volume ramp up from new contracts acquired throughout 2018, combined with new contracts with digital born companies.

Revenues from Telefónica decreased 5.0% in Q2 and 2.0% YTD and represented 29.0% of total revenue in Brazil in the first six months of 2019.

The reported Adjusted EBITDA margin was 12.6% in Q2. Excluding extraordinary items and the effects of IFRS 16, profitability was 9.8%, 120 basis points higher than Q2 2018, reflecting positive results of the adjustments made in 2018 and an improved revenue mix.

For the first six months of the year, the reported Adjusted EBITDA margin was 12.7%. Excluding extraordinary items and the effects of IFRS 16, profitability was 10.1%, 20 basis points higher than the same period in 2018.

During the second quarter, EDP Brazil, in conjunction with Atento, were awarded first place in the Customer Experience Automation category of the 2019 Smart Customer Awards  in Brazil (click here for full details).

Americas Region

In the Americas region, revenue was flat YoY at $171.8 million, with Multisector increasing 6.2%, recovering from the 2.7% YoY decrease in Q1. Multisector revenues increased due to higher volumes in Chile and Colombia, partially offset by challenging business environment in Mexico. The mix of Multisector revenue in the Americas increased to 62.1% of total region revenue for the first six months of 2019, a 2.9 p.p increase versus last year’s period, with Telefónica representing the remaining 27.9%.

Telefónica revenues decreased 8.3% in Q2 and 7.0% YTD, mainly due to lower volumes in Peru.

The reported Adjusted EBITDA decreased to $18.6 million, with the margin declining 2.7 p.p. to 10.8% in the second quarter. Excluding extraordinary items and the effects of IFRS 16, the Adjusted EBITDA margin would have been 8.9% in both Q2 (-460 bps) and in YTD (-320 bps). Performance of the region was impacted by (i) continued weak economic activity in Argentina, (ii) a challenging business environment in Mexico impacting volumes in the Financial sector, (iii) a reduction in Telefónica volume in Peru, and (iv) a high comparison basis due to the $5.1 million insurance indemnity received in Q2 2018.

During the quarter, Atento received the following awards:

-        Ranked buy Great Place to Work® as one of the best places to work in Mexico and LATAM (click here for full details).

-        2019 Socially Responsible Company Distinction in Mexico and Argentina (click here for full details).

EMEA Region

Revenue in the EMEA region grew 5.7% in second quarter of 2019 to $61.2 million, driven by 9.1% growth in Multisector reflecting new client programs in the quarter, especially in the utilities sector. YTD, revenue increased 5.5% to $123.3 million primarily driven by a 8.3% growth in Multisector sales. As a percentage of total sales in the region, Multisector revenues increased 1.0 p.p. to 39.9%. Revenues from Telefónica increased 3.6% in the quarter and 3.7% in the first six months of 2019.

The reported Adjusted EBITDA for the EMEA region was $5.5 million, a decrease of 3.8%, with the corresponding margin at 9.0%. Excluding the effect of IFRS 16 and extraordinary item, the EBITDA Margin would have been 6.2% in Q2, a decrease of 3.5 p.p. compared to Q2 2018. The EBITDA Margin decreased due to a lower utilization rate in a specific client program, with overcapacity expected to be reduced in coming quarters.

In Spain, Atento Digital launched during the quarter an Efficiency and Transformation Center to strengthen the Company’s customer processes automation offer, with support from the Generation Spain Foundation click here for full details).

During the quarter, Atento received the following award:

-        Atento and Repsol Electricity & Gas won the Platinum Contact Center 2019 award for Best Customer Experience in the Energy sector (click here for full details).

Cash Flow and Capital Structure

During the second quarter, operating cash flow before interest and acquisitions totaled $24.6 million, in line with seasonality and impacted by lower EBITDA that includes the negative extraordinary items. Free Cash Flow was positive $5.1 million despite the extraordinary items and the $14.9 million for the acquisition of the remaining stakes in RBrasil and Interfile. For the first six months, operating cash flow before interest and acquisitions was negative $13.5 million, mainly reflecting the negative impact from the extraordinary items to adjust operations.

Cash capex accounted for 2.6% of revenues in YTD 2019, tracking below the corresponding annual guidance, but which is expected to catch up during the second half of 2019.

At June 30, 2019, Atento held cash and cash equivalents of $116.6 million, which combined with$85.0 million in undrawn revolving credit facilities (out of $90 million total availability), d resulted in total liquidity of approximately $200 million.

Atento's net debt was $405.7 million, excluding the $165.7 million effect of IFRS 16, or $571.5 million under IFRS 16. Reported net leverage was 3.3x, or 2.9x when excluding the effect of IFRS 16 and 2.4x when also excluding the extraordinary items.

As previously announced, on April 4, 2019 Atento closed a private offering of an additional US$100 million in aggregate principal amount of its 6.125% Senior Secured Notes due 2022. The Company used the net proceeds from this offering to (i) pre-pay Brazilian debt of $35 million, (ii) release the use of RCFs in the amount of $28.4 million, (iii) acquire the remaining stakes in RBrasil and Interfile and (iv) resume the Company’s share buyback program.

Reiterating Fiscal 2019 Guidance

Atento still forecasts flat to low single-digit revenue growth in 2019, in constant-currency terms. Sales growth is expected to come from the acceleration of the Company’s digital business, while baseline volumes are expected to decline, particularly in the more massive CRM. The EBITDA margin is still expected to be in the range of 11% to 12%, including the extraordinary costs related to the transformation of the business and the effects of IFRS 16. Interest expenses are still estimated to be between $35 million and $40 million, already reflecting the US$100 million bond retap. For the year, cash capex is still expected to be 3.5% to 4.5% of revenues.

Guidance 2019
Consolidated Revenue Growth (CCY)	flat to low single-digit
EBITDA Margin Range (CCY)	11.0% - 12.0%
Interest Expenses (1)	($35 MM – $40 MM)
Cash Capex (as % of Revenues)	3.5% - 4.5%

Conference Call

The Company will host a conference call and webcast on Wednesday, July 31, 2019 at 11:30 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor
+ 55 11 3293-5926
shay.chor@atento.com

Fernando Schneider

+ 55 11 3779-8119

fernando.schneider@atento.com

Media Relations
Maite Cordero
+ 34 91 740 74 47
atento.media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in the Form 6-K.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)

(Loss)/profit from continuing operations	4.0	(6.6)	2.4	(52.2)
Net finance expense	21.9	19.1	41.5	36.4
Income tax expense (a)	(0.5)	(3.1)	5.1	31.9
Depreciation and amortization	23.6	33.2	49.9	68.5
EBITDA (non-GAAP) (unaudited)	49.1	42.6	98.8	84.6
Adjusted EBITDA (non-GAAP) (unaudited)	49.1	42.6	98.8	84.6

(*)     For the three months ended June 30, 2019, the EBITDA was impacted in $ 16.0 million due to the first application of IFRS 16. Excluding IFRS 16 impact, 2019 EBITDA was $ 26.6 million. Depreciation and finance costs impacted in $11.1 million and $ 4.5 million respectively due to the application of the IFRS 16. For the six months was impacted in $ 29.7 million due to the first application of IFRS 16. Excluding IFRS 16 impact, 2019 EBITDA was $55.4 million. Depreciation and finance costs impacted in $22.8 million and $9.2 million respectively due to the application of the IFRS 16.

 (a)   In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

       Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2018	2019	2018	2019
	(unaudited)
(Loss)/profit from continuing operations	4.0	(6.6)	2.4	(52.2)
Amortization of acquisition related intangible assets (a)	5.3	6.3	11.0	11.1
Change in fair value of financial instruments (b)	(9.0)	-	(5.9)	-
Net foreign exchange gain/(loss)	19.0	1.4	21.8	3.1
Tax effect (c )	(3.8)	(1.9)	(6.1)	31.6
Total of add-backs	11.6	5.8	20.8	45.9
Adjusted Earnings (non-GAAP) (unaudited)	15.6	(0.9)	23.1	(6.2)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.21	(0.01)	0.31	(0.08)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	14.8	(1.1)	22.0	(7.1)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.20	(0.01)	0.30	(0.10)

(*) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a)        Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

b)        Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

c)        The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended June 30, 2018 and 2019, the effective tax rate after moving non-recurring items was 17.6% and 55.2%, respectively. For the six months ended June 30, 2018 and 2019, the effective tax rate after moving non-recurring items is 32.9% and 3.6%, respectively.

In first quarter of 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

 (**)           Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056  and 74,157,789 for the three months ended in June 30, 2018 and 2019, respecitvely. 73,909,056 and 74.228.994, as of for the six months ended June 30, 2018 and 2019.

Financing Arrangements

Net debt with third parties as of June 30, 2018 and 2019 is as follow:

	As of June 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2018	2019
	(unaudited)
Cash and cash equivalents	106.4	116.6
Debt:
Senior Secured Notes	398.9	499.9
Brazilian Debentures	16.4	-
BNDES	33.7	1.4
Financial Lease Payables (3)	7.3	169.6
Other Borrowings	22.9	17.2
Total Debt	479.3	688.1
Net Debt with third parties (1) (unaudited)	372.9	571.5
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	213.7	170.6
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.7x	3.3x

1.            In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

2.            Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. Excluding IFRS 16 and extraordinary items, the Net Debt is $405,7 million and EBITDA LTM $166.1 million, so leverage was 2,4x.

3.            Consider the impact in June 30, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $165,7 million and $3,9 million of others financial leases.

Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended June 30,		Change (%)	Change excluding FX (%)	For the six months ended June 30,		Change (%)	Change excluding FX (%)
	2018	2019			2018	2019
	(unaudited)				(unaudited)
Revenue	473.4	441.1	(6.8)	2.5	963.8	877.8	(8.9)	2.2
Other operating income	5.9	0.8	(86.1)	(86.1)	7.9	1.5	(81.5)	(81.3)
Operating expenses:
Supplies	(17.1)	(15.1)	(11.9)	17.1	(34.7)	(31.9)	(8.1)	(0.3)
Employee benefit expenses	(357.2)	(334.7)	(6.3)	3.4	(724.7)	(674.0)	(7.0)	4.6
Depreciation (2)	(8.2)	(19.9)	142.4	N.M.	(19.5)	(41.7)	113.7	136.5
Amortization	(15.4)	(13.3)	(13.4)	(7.4)	(30.4)	(26.9)	(11.6)	(3.2)
Changes in trade provisions	0.2	(1.5)	N.M.	N.M.	(0.1)	(1.5)	N.M.	N.M.
Other operating expenses (3)	(56.1)	(48.1)	(14.2)	(5.7)	(113.3)	(87.3)	(22.9)	(13.4)
Total operating expenses	(453.9)	(432.6)	(4.7)	5.7	(922.8)	(863.2)	(6.5)	4.9
Operating profit	25.5	9.3	(63.4)	(65.8)	48.9	16.1	(67.1)	(63.2)
Finance income (4)	0.5	2.1	N.M.	N.M.	1.4	4.4	N.M.	N.M.
Finance costs (5)	(12.3)	(19.7)	60.5	67.9	(27.0)	(37.7)	39.7	48.6
Change in fair value of financial instruments	9.0	-	(100.0)	(100.0)	5.9	-	(100.0)	(100.0)
Net foreign exchange loss	(19.0)	(1.4)	(92.8)	(91.6)	(21.8)	(3.1)	(85.7)	(82.5)
Net finance expense	(21.9)	(19.1)	(13.0)	3.0	(41.5)	(36.4)	(12.3)	0.6
Profit before income tax	3.6	(9.7)	N.M.	N.M.	7.4	(20.3)	N.M.	N.M.
Income tax (expense)/benefit	0.5	3.1	N.M.	N.M.	(5.1)	(31.9)	N.M.	N.M.
(Loss)/profit for the period	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	3.3	(6.9)	N.M.	N.M.	1.3	(52.8)	N.M.	N.M.
Non-controlling interest	0.8	0.2	(68.9)	(64.3)	1.1	0.6	(44.3)	(35.9)
(Loss)/profit for the period	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.0)
Adjusted EBITDA (1) (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.0)

(1)              For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2)              Due to the initial application of IFRS 16 the depreciation was negatively impacted in $11.1 million and $22.8 million for three months and six months ended in June 30, 2019, respectively.

(3)              Due to the initial application of IFRS 16 the other operating costs was positive impacted in $16.0 million and $29.7 million for three months and six months ended in June 30, 2019, respectively.

(4)              For the three months and six months ended in June 30, 2019 contains a negative impact of $0.6 million and $2.2 million due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina, respectively.

(5)              Due to the initial application of IFRS 16 the finance costs was negatively impacted in $4.5 million and $9.2 million for the three and six months ended, respectively.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three and Six Months Ended June 30, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended June 30,		Change (%)	Change Excluding FX (%)	For the six months ended June 30,		Change (%)	Change Excluding FX (%)
	2018	2019			2018	2019
	(unaudited)
Revenue:
Brazil	221.2	210.4	(4.9)	3.4	460.1	428.7	(6.8)	4.8
Americas	193.5	171.8	(11.2)	-	384.1	333.5	(13.2)	(1.3)
EMEA	61.4	61.2	(0.4)	5.7	125.3	123.3	(1.6)	5.5
Other and eliminations (1)	(2.7)	(2.3)	(15.8)	(11.9)	(5.8)	(7.7)	32.3	39.0
Total revenue	473.4	441.1	(6.8)	2.5	963.8	877.8	(8.9)	2.2
Operating expenses:
Brazil	(218.3)	(204.8)	(6.2)	2.0	(449.2)	(419.9)	(6.5)	5.1
Americas	(184.3)	(165.1)	(10.4)	3.2	(368.0)	(330.0)	(10.3)	1.8
EMEA	(59.9)	(59.6)	(0.4)	5.6	(123.4)	(121.4)	(1.6)	5.5
Other and eliminations (1)	8.5	(3.1)	(136.1)	(138.2)	17.8	8.0	(54.9)	(50.1)
Total operating expenses	(453.9)	(432.6)	(4.7)	5.7	(922.8)	(863.2)	(6.5)	4.9
Operating profit/(loss):
Brazil	3.1	5.7	83.4	102.2	11.1	9.0	(19.1)	(7.3)
Americas	14.7	7.0	(52.4)	(59.8)	23.4	4.1	(82.7)	(80.9)
EMEA	1.8	2.0	8.8	19.3	2.3	2.6	14.1	22.3
Other and eliminations (1)	5.9	(5.3)	N.M.	N.M.	12.1	0.4	(96.8)	(96.3)
Total operating profit	25.5	9.3	(63.4)	(65.7)	48.9	16.1	(67.3)	(63.2)
Net finance expense:
Brazil	(9.3)	(8.8)	(5.6)	3.4	(18.2)	(20.8)	14.5	28.5
Americas	(6.2)	(4.3)	(31.4)	13.0	(10.4)	(9.5)	(8.3)	31.5
EMEA	(0.9)	(0.1)	(84.0)	(82.9)	(1.0)	(0.8)	(17.8)	(10.2)
Other and eliminations (1)	(5.5)	(5.9)	6.9	8.8	(11.9)	(5.2)	(56.3)	(55.8)
Total net finance expense	(21.9)	(19.1)	(13.0)	3.0	(41.5)	(36.4)	(12.3)	0.6
Income tax benefit/(expense):
Brazil	3.4	0.1	(95.7)	(95.2)	3.1	3.0	(3.3)	4.3
Americas	(0.9)	(2.4)	N.M.	66.6	(3.6)	(1.8)	(51.2)	(52.4)
EMEA	(0.6)	2.4	N.M.	N.M.	(0.6)	(1.6)	N.M.	N.M.
Other and eliminations (1)(3)	(1.4)	2.9	N.M.	N.M.	(4.0)	(31.5)	N.M.	N.M.
Total income tax (expense)/benefit	0.5	3.1	N.M.	N.M.	(5.1)	(31.9)	N.M.	N.M.
Profit/(loss) from continuing operations:
Brazil	(2.8)	(2.9)	5.2	13.0	(4.0)	(8.9)	121.5	142.2
Americas	7.6	0.4	(94.9)	(96.8)	9.5	(7.2)	N.M.	N.M.
EMEA	0.3	4.2	N.M.	N.M.	0.7	0.2	(70.8)	(70.0)
Other and eliminations (1)	(1.0)	(8.3)	N.M.	N.M.	(3.8)	(36.3)	N.M.	N.M.
(Loss)/profit from continuing operations	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	(2.8)	(2.9)	5.2	13.0	(4.0)	(8.9)	121.5	142.2
Americas	7.6	0.4	(94.9)	(96.8)	9.5	(7.2)	N.M.	N.M.
EMEA	0.3	4.2	N.M.	N.M.	0.7	0.2	(70.8)	(70.0)
Other and eliminations (1)	(1.0)	(8.3)	N.M.	N.M.	(3.8)	(36.3)	N.M.	N.M.
(Loss)/profit for the period	4.0	(6.6)	N.M.	N.M.	2.4	(52.2)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	3.3	(6.9)	N.M.	N.M.	1.3	(52.8)	N.M.	N.M.
Non-controlling interest	0.8	0.2	(68.9)	(64.3)	1.1	0.6	(44.2)	(35.8)
Other financial data:
EBITDA (2):
Brazil	15.5	23.8	53.7	68.6	37.4	46.3	23.7	40.2
Americas	23.2	18.7	(19.3)	(13.8)	41.5	28.6	(31.1)	(25.0)
EMEA	4.2	5.2	24.9	32.9	7.4	9.2	24.1	33.4
Other and eliminations (1)	6.2	(5.2)	N.M.	N.M.	12.5	0.4	(96.6)	(96.1)
Total EBITDA (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.1)
Adjusted EBITDA (2):
Brazil	19.1	26.5	38.8	49.8	45.5	54.3	19.3	32.1
Americas	26.1	18.6	(28.7)	(24.4)	47.1	32.7	(30.6)	(25.3)
EMEA	6.0	5.5	(8.6)	(3.8)	11.0	11.8	7.4	12.5
Other and eliminations (1)	(2.1)	(8.0)	N.M.	N.M.	(4.7)	(14.3)	N.M.	127.3
Total Adjusted EBITDA (unaudited)	49.1	42.6	(13.3)	(6.7)	98.8	84.5	(14.5)	(5.1)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

N.M. means not meaningful

(3) In first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019, was negatively affected by $37.8 million. Also, the agreement negatively impacted our EBITDA in the first quarter of 2019 by $0.5 million and financial expenses of $0.1 million, due to the other adjustments made by the tax authorities. The agreement’s cash impact of $1.1 million will impact our cash flow for the period ended June 30, 2019.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and June 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS
	December 31,	June 30,
	2018	2019
	(audited)	(unaudited)

NON-CURRENT ASSETS	716,886	819,389

Intangible assets	211,202	186,470
Goodwill	154,989	151,216
Property, plant and equipment	123,940	284,521
Non-current financial assets	95,531	87,364
Trade and other receivables	19,148	19,514
Other non-current financial assets	65,070	60,377
Derivative financial instruments	11,313	7,473
Other taxes receivable	6,061	6,264
Deferred tax assets	125,163	103,554

CURRENT ASSETS	496,467	573,820

Trade and other receivables	342,075	427,797
Trade and other receivables	315,654	397,107
Current income tax receivable	26,421	30,690
Derivative financial instruments	-	78
Other taxes receivable	19,975	28,185
Other current financial assets	891	1,135
Cash and cash equivalents	133,526	116,625

TOTAL ASSETS	1,213,353	1,393,209

The accompanying notes are an integral part of the interim consolidated financial information.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and June 30, 2019
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	December 31,	June 30,
	2018	2019
	(audited)	(unaudited)

TOTAL EQUITY	340,091	284,434
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	8,541	-
OWNERS OF THE PARENT COMPANY	331,551	284,434

Share capital	49	49
Reserve for acquisition of non-controlling interest	(23,531)	-
Share premium	615,288	619,461
Others reserve	-	(6,083)
Treasury shares	(8,178)	(8,694)
Retained losses	(16,325)	(69,172)
Translation differences	(257,121)	(263,301)
Hedge accounting effects	8,404	2,074
Stock-based compensation	12,966	10,101
NON-CURRENT LIABILITIES	528,869	716,157

Deferred tax liabilities	30,221	23,770
Debt with third parties	408,426	609,670
Derivative financial instruments	682	3,146
Provisions and contingencies	51,174	58,795
Non-trade payables	14,391	17,643
Option for the acquisition of non-controlling interest	20,830	-
Other taxes payable	3,145	3,133

CURRENT LIABILITIES	344,392	392,618

Debt with third parties	51,342	78,379
Trade and other payables	274,000	296,484
Trade payables	76,912	77,014
Income tax payables	10,615	8,128
Other taxes payables	78,511	89,827
Other non-trade payables	107,962	121,515
Provisions and contingencies	19,050	17,755
TOTAL EQUITY AND LIABILITIES	1,213,353	1,393,209

The accompanying notes are an integral part of the interim consolidated financial information.

Free Cash Flow:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2019	2018	2019	2018
	(unaudited) (***)		(unaudited) (***)
Operating Cash Flow (1)	41.8	61.4	24.1	46.2
Cash Capex (2)	-6.5	-12.1	-23.2	-28.8
Income Tax Paid	-10.7	-6.0	-14.4	-10.5
Free Cash Flow before interest and acquisitions	24.6	43.3	-13.5	6.9
Acquisitions	-14.9	0.0	-14.9	0.0
Net Financial Expenses (3)	-4.6	-6.0	-23.0	-26.2
Free Cash Flow (FCF)	5.1	37.3	-51.3	-19.3

(1)      We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.

(2)      Does not consider acquisitions

(3)      Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, settlement of hedging instruments will impact Q1 and Q3 Net Financial Expenses cashflow of each year.